Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), the disclosures contained herein concerning Dorad Energy Ltd. (“Dorad”) and the power plant owned by Dorad (the “Dorad Power Plant”) are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2022 Annual Disclosure” are to the immediate report provided to the holders of Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 29, 2023 (filing number 2023-02-034863). Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2022 Annual Disclosure.

See Section 1.1 under the heading “Investment and Acquisition of Shares in Dori Energy” for disclosure concerning changes implemented in January 2023 to the shareholders’ loans provided to Ellomay Luzon Energy.

With reference to Section 1.1 of the 2022 Annual Disclosure, the following update is made:

“Iron Swards” War

On October 7, 2023, a surprise attack by the Hamas terror organization against the State of Israel commenced, following which a substantial recruitment of reserves was made and the State of Israel declared a war situation (the “Iron Swards” war). During the days of fighting, thousands of rockets were launched towards the State of Israel, and several of them landed on the area of the Dorad Power Plant and caused damage to property and equipment in an immaterial scope but did not impact the ongoing operation of the power plant.

The security situation resulted in a decrease in the scope of economic and business activity in Israel and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel, a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the NIS.

Due to the war and in accordance with notifications provided by the Israeli Ministry of Energy to the operator of the “Tamar” natural gas field, the natural gas extraction from the reservoir was temporarily halted and thereafter renewed. This did not have a material impact on Dorad’s operations, which continued operating the power plant based on natural gas purchased from Energean.

Dorad estimated, based on the information it had as of November 8, 2023 (the date of approval of Dorad’s financial statements as of September 30, 2023), that the current events and the security escalation in Israel are not expected to have a material impact on Dorad’s business results in the short term. Dorad further provides that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s estimates, as of the date of the financial statements, Dorad had no ability to estimate the extent of the impact of the war on its business activity and its results in the medium and long term. Dorad continues to regularly monitor the developments and examines the implications on its operations and the value of its assets.

With reference to Section 1.3 of the 2022 Annual Disclosure under the heading “Distribution of Dividends” - In August 2023, Dorad’s board of directors decided to distribute a dividend of NIS 70 million (approximately €17.1 million), which was distributed to its shareholders (Ellomay Luzon Energy’s share was approximately NIS 14 million) during August and September 2023.

With reference to Section 1.5.2 of the 2022 Annual Disclosure under the heading “tariffs and Payments” - Effective January 1, 2023 the changes to the clusters of demand hours pursuant to the resolution of the Israeli Electricity Authority from August 2022 entered into force. These changes mainly included an elimination of the “high” cluster and shifts in “peak” hours in some seasons from noon to evening hours and an expansion of the number of months in the summer season to 4 months (June – September instead of July and August). Dorad is examining the financial impact of the decision on its expected results.

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which will remain in effect through the end of 2023.

With reference to Sections 1.5.2 and 1.16 of the 2022 Annual Disclosure under the heading “Consumption Plans and Deviations” - On April 10, 2023, the court decided to reject the request submitted by the Israel Electric Corporation (“IEC”) to send a third-party notice to Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. On June 11, 2023, the IEC submitted an appeal on the court’s decision. The court ruled that the respondents are required to submit written responses to the appeal and set a hearing date in 2024. Dorad’s position, based on legal advice, is that it cannot at this point estimate the outcome of the appeal.

With reference to Section 1.5.2 of the 2022 Annual Report - In March 2022, the Israeli Electricity Authority published its resolution providing for a market model for private manufacturers and renewable energy on the transmission grid. The purpose of the resolution is to create a uniform set of rules and a possibility for better control of the System Manager over the loads on the network, especially in view of the massive entry of renewable energies into the market. This resolution preserves the ability of manufacturers operating under a different regulation, including Dorad, to continue operating in a format of physical loading (production according to the predicted customer consumption and selling excess electricity to the System Manager), and also allows those manufacturers to decide, every month, at their discretion, to switch to a central loading format that will entitle them to energy payments in accordance with the mechanisms established in the resolution and in parallel to purchase the electricity required by their customers from the System Manager at market price (SMP). This arrangement will become effective commencing January 1, 2024. Dorad is examining the impact of the resolution on its operations and may, at any time, elect to switch to the proposed central loading mechanism in the event it resolves that the change will have a positive impact on its financial results.

With reference to Section 1.6 of the 2022 Annual Disclosure under the heading “Power Plant Malfunctions” - Following Dorad’s delivery of a demand to its maintenance contractor in connection with damaged components of the gas turbine that are not covered by Dorad’s insurance in the amount of approximately $4.6 million, on February 27, 2023, Dorad decided to activate the arbitration mechanism included in its operation and maintenance agreement. On May 1, 2023, a preliminary hearing was held with the agreed arbitrator and meeting dates were scheduled for early 2024.

With reference to Section 1.6 of the 2022 Annual Disclosure under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”)” -

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On May 28, 2023, the Israeli Government approved the national infrastructures plan (TT”L 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW in a combined cycle technology, resulting in aggregate capacity of approximately 1,500 MW. This plan also enables adding batteries with a capacity of approximately 80 MW.

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On July 12, 2023, Dorad received a copy of a petition submitted by O.P.C Hadera Expansion Ltd. (“OPC”) concerning the approval of the Israeli Government. On July 19, 2023, the Israeli Supreme Court rejected the petition submitted by OPC due to non-exhastion of proceedings. On July 24, 2023, Dorad received a copy of OPC’s letter to the Israeli Government, through the Secretary of the Government, requesting an urgent response to OPC’s letter dated July 3, 2023 and noting that to the extent the Government does not act accordintlly, OPC will have no other recourse and will file a new petition with the court. Furthermore, on July 17, 2023, Dorad received a copy of a petition submitted by Reindeer Energy Ltd. (“Reindeer”) concerning the same approval of the Israeli Government. On July 19, 2023, the Israeli court resolved that Reindeer is required to notify the court by July 24, 2023 why its petition should not be deleted as it is premature, without an order to pay legal expenses and while reserving its claims until a final resolution is adopted in th matter. On July 25, 2023, Dorad received a copy of Reindeer’s response, claiming that the petition is not premature and that without the court’s interference at this stage, the possibility to compete over building a power plant in Central Israel will be eliminated until 2035, therefore, Reindeer claims that the court’s suggestion does not maintain its rights but eliminates them and harms the public interest, which requires a discussion of the petition. On July 27, 2023, the court rejected Reindeer’s petition resolving that it is premature and that under the circunstances there is no justification to discuss it at this time because it is unclear what the recommendation of the National Infrastructure Committee will be after another discussion and what will be the final resolution of the Israeli Government and the basis of the resolution.

The Company expects that the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of the Company. The abovementioned estimation in connection with Dorad 2, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the factors set forth in this section and other risk factors listed in Section 1.17 of the 2022 Annual Disclosure.

With reference to Section 1.9 of the 2022 Annual Disclosure under the heading “Municipal Tax Assessment” - During the first quarter of 2023, the objection submitted by Dorad in connection with the municipal tax assessment it received was rejected by the Director of Property Taxes and an appeal was filed with the Appeals Committee for Property Tax Affairs.

With reference to Section 1.16 of the 2022 Annual Disclosure - on June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding described in Section 1.16 as follows:

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Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

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Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

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Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

On July 4, 2023 and on July 5, 2023, the parties to the arbitration (other than Dorad) approached the retired judge named in the arbitration agreement as the agreed appeal arbitrator asking him to agree to rule on the appeal concerning the arbitration award. On July 6, 2023, the judge notified the parties that he agrees to rule on the appeal. The deadline for submitting appeals has not yet passed. To the Company’s knowledge, the parties to the arbitration intend to submit an appeal (and a counterappeal) on the arbitration award and agreed on a procedural arrangement for such purpose.

In November 2023, appeals were submitted by the plaintiffs and the respondents against the arbitration award. In their appeal, the plaintiffs claimed, inter alia, that the arbitrator was mistaken in his arbitration award decisions and requested alternative rulings either accepting the appeal and cancelling the entire financial payment decision included in the arbitration award or a partial cancellation of the financial payment decision included in the arbitration award and a relative decrease of the interest and expenses obligation imposed on the plaintiffs. In their appeal, the defendants appealed the financial payment decision and claimed that the amount ruled should have been higher and also appealed the interest rate determined with respect to the financial payment and the scope of expenses reimbursement. The parties are expected to file responses to the appeals and a preliminary hearing was scheduled for February 2024.

As Edelcom did not appeal the arbitrator’s decision with respect to the petition to approve a derivative claim filed by Edelcom in connection with the entrepreneurship fees, the arbitration award remains unchanged with respect to this petition and claim.

As of the date hereof, in light of the preliminary stage of the appeals and based on the advice of legal counsel of Ellomay Luzon Energy, it is too early to estimate the outcome of the appeals.

With reference to Section 1.11.3 of the 2022 Annual Disclosure in connection with Dorad’s agreement with Alon Energy Centers LP (“Alon Gat”) - On January 8, 2023, Alon Gat informed Dorad of the termination of the agreement, effective March 31, 2023.

With reference to Section 1.13 of the 2022 Annual Disclosure under the heading “Dorad Credit Rating” - On April 4, 2023, Dorad received an update of its debt rating forecast to ilAA-/Negative. This update did not have an effect on the interest rate of Dorad’s credit facility.